

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Benjamin S. Miller
Chief Executive Officer
Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC
11 Dupont Circle NW, 9th Floor
Washington, D.C. 20036

Re: Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC
Offering Statement on Form 1-A
Fled September 8, 2020
File No. 024-11313

Dear Mr. Miller:

We have reviewed your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Erin Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger